FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of June, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

2300 – 1066 West Hastings Street

Vancouver, B.C. V6E 3X2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

 ALBERTA STAR DEVELOPMENT CORP.

2300-1066 West Hastings Street

Vancouver, B.C.

VE 3X2

June 27, 2014

     TSX-V: ASX

OTC BB:  ASXSF

FRANKFURT: QLD

News Release

ALBERTA STAR Receives Shareholder Approval of Proposed Change of Business

Alberta Star Development Corp. (TSXV: ASX; OTC BB: ASXSF) is pleased to announce that it received shareholder approval of its proposed change of business (the “Change of Business”) to a Tier 2 investment company at its annual general and special meeting (the “Meeting”) held June 24, 2014.  Shareholders also approved a change of name to “Elysee Capital Corp.”, to be effected in due course.  For more information regarding the Change of Business please refer to our news releases dated May 22, 2014 and June 12, 2014 as well as the management information circular (the “Circular”) prepared in respect of the Meeting, all of which are available at www.sedar.com.

At the Meeting, a total of 6,488,957 shares were represented out of 21,655,974 shares issued, of which 99.83% voted in favour of the Change of Business. In addition, Stuart Rogers, Guido Cloetens, Martin Burian, Tom Ogryzlo and Erwin Holsters were re-elected as directors of Alberta Star.  Following the Meeting, the directors appointed Guido Cloetens as Chairman, Stuart Rogers as President and Chief Executive Officer and Gordon Steblin as Chief Financial Officer.   Appointed as members of the investment committee were Stuart Rogers, Guido Cloetens and Martin Burian with Tom Ogryzlo, Erwin Holsters and Martin Burian appointed as members of the audit committee.

Alberta Star has previously received conditional approval of the Change of Business from the TSX Venture Exchange (the “TSXV”). Alberta Star currently has approximately $5.8 Million in cash and cash equivalents and holds investments valued at approximately $825,000 as of May 31, 2014.   The Company is currently reviewing investments that conform with its investment policy and proposes to invest a further $1,000,000 in order to satisfy the listing requirements of the TSXV.  The Company plans to issue a news release with comprehensive disclosure of each proposed investment.

Completion of the Change of Business remains subject to final TSXV acceptance and there can be no assurance that the Change of Business will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the Circular, any information released or received with respect to the Change of Business may not be accurate or complete and should not be relied upon. Trading in the securities of Alberta Star should be considered highly speculative.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Change of Business and has neither approved nor disapproved the contents of this press release.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Stuart Rogers
President & Chief Executive Officer
Alberta Star Development Corp.
Tel: (604) 689-1749

Neither the TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the Policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Caution Regarding Forward-Looking Statements - This news release contains certain forward-looking statements, including statements regarding the proposed Change of Business. These statements are subject to a number of risks and uncertainties. Actual results may differ materially from results contemplated by the forward-looking statements. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and should not place undue reliance on such forward-looking statements. The Company does not undertake to update any forward looking statements, oral or written, made by itself or on its behalf, except as required by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  June 27, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director